
teo

TO US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street NW
Washington DC 20549
U.S.A.


06013773

06-05-05 Ref. No. 01-3-227

SUPPL

ON THE CHANGE OF THE NAME

Hereby, we inform that, following the decision of the Annual General Meeting of the Company's Shareholders held on 24 April 2006 to change the name of the Company from AB Lietuvos telekomas to TEO LT, AB, as from 5 May 2006, the Company's name will be TEO LT, AB. The internet domain name is also being changed from www.telecom.lt to www.teo.lt .

We kindly advise you that other legal references of the Company have not changed.

Sincerely,

Acting General Manager — Darius Didžgalvis

Darius Džiaugys, tel. 2367878, fax 2313860, darius.dziaugys@teo.lt